Item 77(C)
       Matters Submitted to a Vote of Security Holders

At a Special Meeting of Shareholders of Total Return U.S.
Treasury Fund Inc., held on February 12, 2007, Shares were voted as summarized below on the following proposal presented to shareholders:
To elect the following individuals to serve as Fund
Directors.

Nominee             For                 Against  Abstain
W. Murray Jacques   12,202,030          0        125,535
Louis E. Levy       12,202,030          0        127,104
R. Alan Medaugh     12,247,537          0        81,598
Edward          A.  12,214,584          0        112,982
Kuczmarski

As  of  June  29, 2007, the Directors of Total  Return  U.S.
Treasury   Fund  Inc.  were  R.  Alan  Medaugh   Edward   A.
Kuczmarski, Louis E. Levy, W. Murray Jacques